EXHIBIT 2.1

FORM OF

REORGANIZATION AGREEMENT

between

GAIAM, INC.

and

GAIA, INC.

Dated as of             , 2015

i

ARTICLE VII	TERMINATION	22

7.1	Termination	22
7.2	Effect of Termination	22

ARTICLE VIII	MISCELLANEOUS	22

8.1	Definitions	22
8.2	Further Assurances	30
8.3	No Third-Party Rights	30
8.4	Notices	30
8.5	Entire Agreement	31
8.6	Binding Effect; Assignment	31
8.7	Costs and Expenses	31
8.8	Governing Law; Jurisdiction	31
8.9	Waiver of Jury Trial	32
8.10	Severability	32
8.11	Amendments; Waivers	33
8.12	No Strict Construction; Interpretation	33
8.13	Counterparts	33

EXHIBIT A — Form of Trademark License Agreement

EXHIBIT B — Form of Assignment Agreement

EXHIBIT C — Form of Content License Agreement

EXHIBIT D — Lease Agreement

EXHIBIT E — Form of Transitional Operating Agreement

ii

REORGANIZATION AGREEMENT

This REORGANIZATION AGREEMENT (together with all Schedules and Exhibits hereto, this “Agreement”), dated as of             , 2015, is entered into by and between GAIAM, INC., a Colorado corporation (“Parent”), and GAIA, INC., a Colorado corporation (“Spinco” and together with Parent, the “Parties” and each a “Party”). Certain capitalized terms used herein have the meanings ascribed thereto in Section 8.1.

RECITALS:

WHEREAS, Parent owns and operates the business commonly referred to as the “Branded Business”, which consists of yoga, fitness, and wellness products and physical media distributed through Parent’s website, apps, retail network, and catalogs, and which also includes Gaiam, Inc.’s eco-travel business;

WHEREAS, Spinco was incorporated on September 29, 2006 and since the date of its incorporation, and prior to the Spin-Off (as defined herein), has been a wholly-owned subsidiary of Parent and has been operating as a business division of Parent operating under the brand name “Gaiam TV”;

WHEREAS, certain assets and liabilities of Parent generally consisting of those associated with the global digital video subscription service doing business as “Gaiam TV” have previously been contributed to Spinco as reflected in the financial statements of Spinco as reflected in the registration statement on the Form 10 (the “Prior Contribution”);

WHEREAS, the Parent Board has determined that it is appropriate and in the best interests of Parent and its shareholders to reorganize its assets and liabilities by means of a spin-off (the “Spin-Off”) of Spinco, and the contribution of certain remaining assets and liabilities of Parent generally consisting of those associated with the global digital video subscription service doing business as “Gaiam TV” set forth on Schedule A attached hereto (the “Remaining Assets” and the “Remaining Assumed Liabilities”) on the Distribution Date (as defined herein);

WHEREAS, the Spin-Off is motivated, in substantial part, by Parent Board’s conclusion that separating the Branded Business and the Spinco Business (as defined herein) into two independent and focused companies is the best way to grow and unlock the full value of Parent’s businesses in both the short and long term;

WHEREAS, the Parties desire to effect the transactions contemplated by this Agreement, including the Restructuring (as defined herein) and the distribution (the “Distribution”), by means of a dividend, of all of the issued and outstanding shares of common stock of Spinco to the holders of record on the Record Date of Parent’s Class A Gaiam, Inc. common stock, par value $.0001 per share (“Parent Class A Common Stock”), and Class B Gaiam, Inc. common stock, par value $.0001 per share (“Parent Class B Common Stock” and together with Parent Class A Common Stock, the “Parent Common Stock”);

WHEREAS, the transactions contemplated by this Agreement, including the Restructuring and the Distribution, have been approved by the Parent Board and, to the extent applicable, the Spinco Board (as defined herein);

WHEREAS, the transactions contemplated by this Agreement, including the Restructuring and the Distribution, are intended to qualify, under, among other provisions, Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Parties wish to set forth in this Agreement the terms on which, and the conditions subject to which, they intend to implement the measures referred to above and elsewhere herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

THE RESTRUCTURING

1.1 Restructuring.

(a) The Parties have taken or will take, and have caused or will cause their respective Subsidiaries to take, all actions that are necessary or appropriate to implement and accomplish the transactions contemplated by this Agreement (collectively, the “Restructuring”).

(b) The Parties agree that this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). All the transactions contemplated by the Restructuring and the Distribution are intended to be effected pursuant to same plan of reorganization, even though there may be delays between the completion of certain of the transactions.

1.2 Contribution and Transfer of Spinco Assets; Assumption of Spinco Assumed Liabilities.

(a) On the terms and subject to the conditions of this Agreement, and in furtherance of the Restructuring and the Spin-Off, by no later than the Distribution Date:

(i) Parent shall cause all of its (or its Subsidiaries’) rights, title and interest in and to all of the Remaining Assets to be contributed, assigned, transferred, conveyed and delivered, directly or indirectly, to Spinco, and Spinco agrees to accept or cause to be accepted all such rights, title and interest in and to all the Spinco Assets (the “Contribution”).

(ii) Parent shall cause all of the Remaining Assumed Liabilities to be assigned, directly or indirectly, to Spinco, and Spinco shall accept, assume, perform, discharge and fulfill all of the Spinco Assumed Liabilities in accordance with their respective terms.

(iii) The Parties shall execute or cause to be executed by the appropriate entities such additional documents and instruments as shall be necessary to effect the valid and effective transfer to Spinco, and assumption by Spinco, of the Spinco Assets, including the Remaining Assets and Spinco Assumed Liabilities, including the Remaining Assumed Liabilities.

(b) Upon completion of the transactions contemplated by Section 1.2(a) above: (i) Spinco will own, directly or indirectly, the Spinco Business and the Spinco Assets and be subject to the Spinco Assumed Liabilities; and (ii) Parent will continue to own, directly or indirectly, the Parent Retained Businesses and the Parent Retained Assets and continue to be subject to the Parent Retained Liabilities.

(c) In the event that any transfer, conveyance or assignment of any Spinco Assets or Spinco Assumed Liabilities has not been effected at or before the Distribution Date, the obligation to transfer such Spinco Assets or Spinco Assumed Liabilities shall continue past the Distribution Date and shall be accomplished as soon thereafter as practicable.

(d) For purposes of this Section 1.2 and elsewhere in this Agreement, the following terms have the corresponding meanings:

(i) “Parent Retained Assets” means all Assets which are held by Parent or its Subsidiaries other than the Spinco Assets.

(ii) “Parent Retained Businesses” means all businesses which are held, conducted or operated by Parent or its Subsidiaries immediately prior to the Distribution Date other than the Spinco Business.

(iii) “Parent Retained Liabilities” means all Liabilities of Parent or its Subsidiaries other than the Spinco Assumed Liabilities.

(iv) “Spinco Assets” means all Assets owned by Parent, Spinco or their respective Subsidiaries immediately prior to the Distribution Date which (A) are used primarily in, or that primarily relate to, the Spinco Business, or (B) are otherwise assigned to and assumed by Spinco in connection with the Spin-Off, including without limitation all Assets reflected in the Balance Sheet or the Interim Balance Sheet.

(v) “Spinco Assumed Liabilities” means all Liabilities (A) arising out of or related to the Spinco Business or the Spinco Assets (B) which also meet one or more of the following criteria: (1) such Liabilities are reflected or reserved against in the Balance Sheet or the Interim Balance Sheet, or are required by GAAP to be so reflected or reserved against (regardless of whether or not actually so reflected or reserved against); (2) such Liabilities are current Liabilities incurred in the Ordinary Course of Business (regardless of when such Liabilities were incurred or whether such Liabilities were reflected or reserved against in the Balance Sheet or the Interim Balance Sheet); (3) such Liabilities arise out of or result from Spinco’s material breach of the Spinco Financial Representations; (4) such Liabilities arise out of or result from Spinco’s material breach of any Spinco Contract (regardless of when such Liabilities were incurred or whether such Liabilities were reflected or reserved against in the Balance Sheet or the

Interim Balance Sheet); or (5) such Liabilities arise, become due and payable, or otherwise accrue subsequent to the Distribution Date, including without limitation Liabilities arising after the Distribution Date under the Spinco Contracts. For avoidance of doubt, the term “Spinco Assumed Liabilities” shall not include Liabilities which do not meet any of the criteria in the foregoing (1) through (4), notwithstanding that such Liabilities may arise out of or be related to the Spinco Business or the Spinco Assets.

(vi) “Spinco Business” means the global digital video subscription service doing business as “Gaiam TV”.

1.3 Third Party Consents and Government Approvals. To the extent that any transaction or step contemplated by the Contribution, the Distribution, the Restructuring Agreements or the Other Agreements requires a consent of any third party or a Governmental Authorization, the Parties will use commercially reasonable efforts to obtain each such consent and Governmental Authorization at or prior to the time such consent or Governmental Authorization is required in order to lawfully effect the transactions provided for in this Agreement.

1.4 Restructuring Documents. All documents and instruments used to effect the Restructuring and otherwise to comply with this Agreement shall be in form satisfactory to Parent, Spinco and any additional signatories thereto.

1.5 Qualification as Reorganization. For U.S. federal income Tax purposes, (a) each step of the Restructuring is generally intended to be undertaken in a manner so that no gain or loss is recognized by Parent, Spinco or their respective Subsidiaries, and so that shareholders of Parent recognize gain only to the extent that they receive cash in lieu of fractional shares, and (b) the Contribution, the Distribution and the other steps described herein are intended to qualify as transactions that are described in Sections 368(a)(1)(D) and 355 of the Code.

ARTICLE II

THE DISTRIBUTION

2.1 The Distribution.

(a) The Parent Board shall have the authority and right: (i) to declare or refrain from declaring the Distribution; (ii) to establish and change the record date for the Distribution (the “Record Date”); (iii) to establish and change the date on which the Distribution and Spin-Off shall be effective (the “Distribution Date”); and (iv) prior to the Distribution Date, to establish and change the procedures for effecting the Distribution; subject, in all cases, to the applicable provisions of the CBCA.

(b) On the Distribution Date, subject to the conditions to the Distribution set forth in Section 2.2, Parent shall cause to be distributed to the holders of record of Parent Common Stock on the Record Date, as a dividend, all the issued and outstanding shares of Spinco Common Stock on the basis of (i) one share of Class A Common Stock, par value $.0001 per share, of Spinco (“Spinco Class A Common Stock”) for each          share(s) of Parent Class A Common Stock held of record on the Record Date and (ii) one share of Class B Common Stock, par value $.0001 per share, of Spinco (“Spinco Class B Common Stock” and together with the

Spinco Class A Common Stock, “Spinco Common Stock”) for each          share(s) of Parent Class B Common Stock held of record on the Record Date. Parent will give effect to the foregoing sentence by causing the Transfer Agent to make the Distribution on the Distribution Date, including by crediting the appropriate class and number of shares of Spinco Common Stock to book entry accounts for each such record holder of Spinco Common Stock or designated transferee or transferees of each such record holder of Spinco Common Stock. For shareholders of Parent who own Parent Common Stock through a broker or other nominee, their shares of Spinco Common Stock will be credited to their respective accounts by such broker or nominee. No action by any holder of Parent Common Stock on the Record Date shall be necessary for such shareholder (or such shareholder’s designated transferee or transferees) to receive the applicable number of shares of Spinco Common Stock (and, if applicable, cash in lieu of any fractional shares) to which such shareholder is entitled in the Distribution.

(c) Shareholders of Parent who, after aggregating the number of shares of Spinco Common Stock (or fractions thereof) to which such shareholder would be entitled on the Record Date, would be entitled to receive a fraction of a share of Spinco Common Stock in the Distribution, will receive cash in lieu of fractional shares. Fractional shares of Spinco Common Stock will not be distributed in the Distribution nor credited to book-entry accounts. The Transfer Agent shall, as soon as practicable after the Distribution Date (i) determine the number of whole shares and fractional shares of Spinco Common Stock allocable to each other holder of record or beneficial owner of Parent Common Stock as of close of business on the Record Date, (ii) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions at then prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests, and (iii) distribute to each such holder, or for the benefit of each such beneficial owner, such holder’s or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Spinco Common Stock after making appropriate deductions for any amount required to be withheld for United States federal income Tax purposes. Spinco shall bear the cost of brokerage fees and transfer taxes incurred in connection with these sales of fractional shares, which such sales shall occur as soon after the Distribution Date as practicable and as determined by the Transfer Agent.

(d) Spinco has caused, or prior to the Distribution Date shall cause, the Spinco Articles to be filed with the Colorado Secretary of State, whereupon the issued and then outstanding shares of Spinco Common Stock (all of which shall be owned by Parent), shall automatically be reclassified into: (i) a number of shares of Spinco Class A Common Stock equal to the number of shares of Parent Class A Common Stock outstanding as of the effective time of the Spinco Articles and (ii) a number of shares of Spinco Class B Common Stock equal to the number of shares of Parent Class B Common Stock as of the effective time of the Spinco Articles.

(e) Parent will take such action, if any, as may be necessary or appropriate under applicable state and foreign securities and “blue sky” laws to permit the Distribution to be effected in compliance, in all material respects, with such laws.

2.2 Conditions to the Distribution and Spin-Off. The Spin-Off and Distribution are subject to the satisfaction of the following conditions:

(a) the Parent Board, or as applicable, a committee thereof, shall have taken all necessary corporate action to establish the Record Date and to declare the dividends in order to effect the Distribution in accordance with the Parent Articles, Parent’s bylaws and the CBCA;

(b) Parent shall have received the opinion of Brownstein Hyatt Farber Schreck, LLP (“Counsel”), in form and substance reasonably acceptable to Parent, to the effect that (i) the Restructuring and the Spin-Off should qualify under Sections 355 and 368(a)(1)(D) of the Code; (ii) no gain or loss should be recognized by Parent upon the distribution of Spinco Common Stock under Sections 355(c)(1) and 361(c) of the Code; and (iii) except for cash received in lieu of fractional shares, if any, no gain or loss should be recognized by, and no amount should be included in the income of, holders of Parent Common Stock upon receipt of the Spinco Common Stock in the Spin-Off under Section 355(a)(1) of the Code (the “Distribution Tax Opinion”);

(c) Parent shall have received a written solvency opinion from a financial advisor, in form and substance acceptable to the Parent Board, regarding the Spin-Off and related transactions, which opinion shall not have been withdrawn or modified;

(d) the Registration Statement on Form 10 with respect to the registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Spinco Common Stock shall be effective as of the Distribution Date;

(e) the Spinco Common Stock shall have been approved for listing on a NASDAQ market; and

(f) any other regulatory or contractual approvals that the Parent Board or a committee thereof determines to obtain shall have been so obtained and be in full force and effect.

The foregoing conditions are for the sole benefit of Parent and shall not in any way limit Parent’s right to amend, modify or terminate this Agreement in accordance with Section 7.1. Any of the foregoing conditions may be waived by the Parent Board and any determination made by the Parent Board prior to the Distribution concerning the satisfaction or waiver of any condition set forth in this Section 2.2 shall be final and conclusive.

2.3 Treatment of Outstanding Equity Awards.

(a) Certain current and former employees, non-employee directors and consultants of Parent and its Subsidiaries have been granted options, restricted stock and/or restricted stock units in respect of Parent Common Stock pursuant to the Parent Incentive Plan administered by the Parent Board (collectively, “Awards”). Parent and Spinco shall use commercially reasonable efforts to take all actions necessary or appropriate so that Awards that are outstanding immediately prior to the Distribution Date are adjusted as set forth in this Section 2.3.

(b) Adoption of the Spinco Incentive Plan. Prior to the Distribution Date, Parent shall cause Spinco to adopt an equity incentive plan substantially similar the Parent Incentive Plan, effective as of the Distribution Date (the “Spinco Incentive Plan”) and shall approve, as the sole shareholder, the adoption of the Spinco Incentive Plan.

(c) Stock Options.

(i) Each Parent Option which is outstanding immediately prior to the Distribution Date (a “Parent Option”) shall, as of the Distribution Date, be converted into an option to purchase Spinco Class A Common Stock in the same proportions as set forth in Section 2.1(b). (a “Spinco Option”) granted under the Spinco Incentive Plan and an adjusted Parent Option (an “Adjusted Parent Option”) such that intrinsic value of the Parent Option immediately prior to the Distribution is allocated between the Spinco Option and the Adjusted Parent Option.

(ii) Except as described herein, all other terms of the Spinco Options and the Adjusted Parent Options (including the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Parent Options, and this Section 2.3(c) shall be construed and administered so as to avoid the application of the requirements of Section 409A of the Code and, as applicable, to comply with the requirements of Treasury Regulation Section 1.424-1(a).

(d) Restricted Stock; Restricted Stock Units.

(i) Restricted stock awards granted under the Parent Incentive Plan (“Parent Restricted Stock”) shall participate in the Distribution in the same manner as other outstanding shares of Parent Common Stock. Except as otherwise described herein, shares of Spinco Common Stock received by such holders of Parent Restricted Stock will be subject, in all material respects, to the same terms and conditions (including the vesting terms thereof) as those applicable to such shares of Parent Restricted Stock immediately prior to the Distribution Date (“Spinco Restricted Stock”). Such Spinco Restricted Stock shall be issued under the Spinco Incentive Plan.

(ii) Each holder of a restricted stock unit award granted under the Parent Incentive Plan that is outstanding immediately prior to the Distribution Date (a “Parent Restricted Stock Unit Award”) shall receive, as of the Distribution Date, a restricted stock unit award under the Spinco Incentive Plan (a “Spinco Restricted Stock Unit”). The number of Spinco Restricted Stock Units shall be equal to the number of shares of Spinco Common Stock that the holder of Parent Common Stock, equivalent in number to the restricted stock units granted under the Parent Restricted Stock Unit Award, would be entitled in the Distribution had the Parent Restricted Stock Unit Awards represented actual shares of Parent Common Stock, rounded down to the nearest whole unit. Except as otherwise described herein, the Spinco Restricted Stock Units shall be subject, in all material respects, to the same terms and conditions (including the vesting terms thereof) as those applicable to the related Parent Restricted Stock Unit Awards (as applicable) immediately prior to the Distribution Date.

(e) It is intended that the Spinco Incentive Plan be considered, as to any Spinco Option, Spinco Restricted Stock or Spinco Restricted Stock Unit that is issued as part of the adjustment provisions of this Section 2.3, to be a successor plan to the Parent Incentive Plan pursuant to which the corresponding Award was issued, and Spinco shall be deemed to have assumed the obligations under the Parent Incentive Plan to make the adjustments to the Awards set forth in this Section 2.3.

(f) With respect to Awards adjusted and any equity awards issued as a result of such adjustments (collectively, “Post-Spin Awards”), in each case, pursuant to this Section 2.3, service after the Distribution Date as an employee or non-employee director of Parent, Spinco or any of their respective Subsidiaries shall be treated as service to Parent and Spinco and their respective Subsidiaries for all purposes under such Post-Spin Awards following the Distribution Date, except, with respect to incentive stock options, to the extent inconsistent with Section 422 of the Code and the U.S. Treasury regulations issued thereunder.

(g) From and after the Distribution Date, Spinco Options, Spinco Restricted Stock and Spinco Restricted Stock Units, regardless of by whom held, shall be settled by Spinco pursuant to the terms of the Spinco Incentive Plan. The obligation to deliver (i) shares of Spinco Common Stock upon the exercise of Spinco Options or (ii) pursuant to Spinco Restricted Stock awards or Spinco Restricted Stock Units shall be the sole obligation of Spinco, and Parent shall have no Liability in respect thereof.

(h) Neither the Distribution nor any other transaction contemplated by this Agreement shall be considered a termination of service or employment for any director, officer or employee of Parent, Spinco or any of their respective Subsidiaries for purposes of any Post-Spin Award.

(i) Spinco agrees that, on and after the Distribution Date, it shall use its reasonable efforts to cause to be effective under the Securities Act, on a continuous basis, a registration statement on Form S-8 with respect to shares of Spinco Common Stock issuable upon exercise of Spinco Options.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Parties. Each Party represents and warrants to the other Party as follows:

(a) Organization and Qualification. Such Party is a corporation duly organized, validly existing and in good standing under the laws of the state of Colorado, has all requisite corporate power and authority to own, use, lease or operate its properties and Assets, and to conduct the business heretofore conducted by it, and is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, used, leased or operated by it or the nature of the business conducted by it requires such qualification, except in such jurisdictions where the failure to be so qualified and in good standing would not have a material adverse effect on its business, financial condition or results of operations or its ability to perform its obligations under this Agreement.

(b) Authorization and Validity of Agreement. Such Party has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the agreements and instruments to which it is to be a party that are necessary in order to effect the transactions described in Article I hereof or to otherwise effect the Restructuring (the “Restructuring Agreements”), and the agreements to be delivered by it at the Closing pursuant to Section 5.3 (the “Other Agreements”). The execution, delivery and performance by such Party of this Agreement, the Restructuring Agreements and the Other Agreements and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of such Party and, to the extent required by law, its shareholders, and no other corporate or other action on its part is necessary to authorize the execution and delivery by such Party of this Agreement, the Restructuring Agreements and the Other Agreements, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Restructuring Agreements and each of the Other Agreements, when executed and delivered, will be, duly executed and delivered by such Party and each is, or will be, a valid and binding obligation of such Party, enforceable in accordance with its terms.

(c) No Approvals or Notices Required; No Conflict with Instruments. The execution, delivery and performance by such Party of this Agreement, the Restructuring Agreements and the Other Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not materially conflict with or result in a material breach or violation of any of the material terms or provisions of, constitute a material default under, or result in the creation of any material lien, charge or encumbrance upon any of its Assets pursuant to the terms of the articles of incorporation or bylaws of such Party, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it or any of its Assets are bound, or any law, rule, regulation, judgment, order or decree of any court or governmental authority having jurisdiction over it or its properties.

(d) No Other Reliance. In determining to enter into this Agreement, the Restructuring Agreements and the Other Agreements, and to consummate the transactions contemplated hereby and thereby, such Party has not relied on any representation, warranty, promise or agreement other than those expressly contained herein or therein, and no other representation, warranty, promise or agreement has been made or will be implied. Except as otherwise expressly set forth herein or in the Restructuring Agreements or the Other Agreements, all Spinco Assets are being transferred or have been transferred on an “as is, where is” basis, at the risk of the transferee, without any warranty whatsoever on the part of the transferor and from and after the Distribution Date.

3.2 Additional Representations and Warranties of Spinco. In addition to the representations and warranties set forth in Section 3.1, Spinco represents and warrants to Parent that (the “Spinco Financial Representations”): Spinco has delivered to Parent (a) an audited consolidated balance sheet of Spinco as at December 31 in each of the years 2012, 2013 and 2014, and the related audited consolidated statements of income, changes in shareholders’ equity, and cash flow for each of the fiscal years then ended, together with the report thereon of EKS&H, LLLP, independent certified public accountants, (b) an audited consolidated balance sheet of Spinco as at December 31, 2014 (including the notes thereto, the “Balance Sheet”), and the related consolidated statements of income, changes in shareholders’ equity, and cash flow for the fiscal year then ended, together with the report thereon of EKS&H, LLLP, independent certified public accountants, and (c) an unaudited consolidated balance sheet of Spinco as at

[            ], 2015 (including the notes thereto, the “Interim Balance Sheet”) and the related unaudited consolidated statements of income, changes in shareholders’ equity, and cash flow for the [            ] months then ended. Such financial statements and notes fairly present the financial condition and the results of operations, changes in shareholders’ equity, and cash flow of Spinco as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Balance Sheet). The financial statements referred to in this Section 3.2 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

ARTICLE IV

COVENANTS

4.1 Cross-Indemnities.

(a) Spinco hereby covenants and agrees, on the terms and subject to the limitations set forth in this Article IV, from and after the Distribution Date, to indemnify and hold harmless Parent and its current and former directors, officers and employees, and each of the heirs, executors, trustees, administrators, successors and assigns of any of the foregoing (the “Parent Indemnified Parties”) from and against any Losses incurred by the Parent Indemnified Parties (in their capacities as such) to the extent arising out of or resulting from any of the following:

(i) the conduct of the Spinco Business from and after the Distribution Date;

(ii) the Spinco Assets from and after the Distribution Date;

(iii) the Spinco Assumed Liabilities, whether incurred before or after the Distribution Date;

(iv) all Spinco Taxes and any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses); or

(v) any material breach of, or failure to perform or comply with, any representation or warranty (including without limitation the Spinco Financial Representations), covenant, undertaking or obligation of Spinco or any of its Subsidiaries under this Agreement, any Restructuring Agreement or any Other Agreement.

(b) Parent hereby covenants and agrees, on the terms and subject to the limitations set forth in this Article IV, from and after the Distribution Date, to indemnify and hold harmless Spinco and its current and former directors, officers and employees, and each of the heirs, executors, trustees, administrators, successors and assigns of any of the foregoing (the “Spinco Indemnified Parties”) from and against any Losses incurred by the Spinco Indemnified Parties (in their capacities as such) to the extent arising out of or resulting from:

(i) the conduct of the Parent Retained Businesses, whether before or after the Distribution Date;

(ii) the Parent Retained Assets, whether before or after the Distribution Date;

(iii) the Parent Retained Liabilities, whether incurred before or after the Distribution Date;

(iv) all Parent Taxes and any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses); or

(v) any material breach of, or failure to perform or comply with, any representation, warranty, covenant, undertaking or obligation of Parent or any of its Subsidiaries (other than the Spinco Entities) under this Agreement, any Restructuring Agreement or any Other Agreement.

(c) The indemnification provisions set forth in Sections 4.1(a) and (b) shall not apply to: (i) any Losses the responsibility for which is expressly covered by a Restructuring Agreement or an Other Agreement; (ii) any Losses incurred by any Spinco Entity pursuant to any contractual obligation (other than this Agreement, the Restructuring Agreements or the Other Agreements) existing on or after the Distribution Date between (A) Parent or any of its Subsidiaries or Affiliates, on the one hand, and (B) Spinco or any of its Subsidiaries or Affiliates, on the other hand; and (iii) any Losses incurred by any Parent Entity pursuant to any contractual obligation (other than this Agreement, the Restructuring Agreements or the Other Agreements) existing on or after the Distribution Date between (A) Parent or any of its Subsidiaries or Affiliates, on the one hand, and (B) Spinco or any of its Subsidiaries or Affiliates, on the other hand.

(d) (i) In connection with any indemnification provided for in this Section 4.1, the Party seeking indemnification (the “Indemnitee”) will give the Party from which indemnification is sought (the “Indemnitor”) prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 4.1, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (which shall not be conclusive as to the amount of such Losses), in each case in reasonable detail. Without limiting the generality of the foregoing, in the case of any Action commenced by a third party for which indemnification is being sought (a “Third-Party Claim”), such notice will be given no later than ten business days following receipt by the Indemnitee of written notice of such Third-Party Claim. Failure by any Indemnitee to so notify the Indemnitor will not affect the rights of such Indemnitee hereunder except to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Third-Party Claim. The Indemnitee will deliver to the Indemnitor as promptly as practicable, and in any event within five business days after Indemnitee’s receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to any Third-Party Claim.

(ii) After receipt of a notice pursuant to Section 4.1(d)(i) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor’s cost, risk and expense, upon written notice to the Indemnitee of such election, which notice acknowledges the Indemnitor’s obligation to provide indemnification under this Agreement with respect to any Losses arising out of or relating to such Third-Party Claim. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee’s consent if such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee and (C) does not seek any relief against the Indemnitee other than the payment of money damages to be borne by the Indemnitor. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any Action with respect to such Third-Party Claim and any appeal arising therefrom (including the filing in the Indemnitee’s name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If the Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor (“Separate Legal Defenses”), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend such Third-Party Claim, provided, that, if such Third-Party Claim can be reasonably separated between those portion(s) for which Separate Legal Defenses are available (“Separable Claims”) and those for which no Separate Legal Defenses are available, the Indemnitee will instead have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend the Separable Claims, and the Indemnitor will not have the right to control the defense or investigation of such Third-Party Claim or such Separable Claims, as the case may be (and, in which latter case, the Indemnitor will have the right to control the defense or investigation of the remaining portion(s) of such Third-Party Claim).

(iii) If, after receipt of a notice pursuant to Section 4.1(d)(i) with respect to any Third-Party Claim as to which indemnification is available hereunder, the Indemnitor does not undertake to defend the Indemnitee against such Third-Party Claim, whether by not giving the Indemnitee timely notice of its election to so defend or otherwise, the Indemnitee may, but will have no obligation to, assume its own defense, at the expense of the Indemnitor (including attorneys’ fees and costs), it being understood that the Indemnitee’s right to indemnification for such Third-Party Claim shall not be adversely affected by its assuming the defense of such Third-Party Claim. The Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee;

provided that the Indemnitee may not settle any Action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed; provided further that such consent shall not be required if (i) the Indemnitor had the right under this Section 4.1 to undertake control of the defense of such Third-Party Claim and, after notice, failed to do so within thirty days of receipt of such notice (or such lesser period as may be required by court proceedings in the event of a litigated matter), or (ii) (A) the Indemnitor does not have the right to control the defense of the entirety of such Third-Party Claim pursuant to Section 4.1(d)(ii) or (B) the Indemnitor does not have the right to control the defense of any Separable Claim pursuant to Section 4.1(d)(ii) (in which case such settlement may only apply to such Separable Claims), the Indemnitee provides reasonable notice to Indemnitor of the settlement, and such settlement (1) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitor, (2) does not seek any relief against the Indemnitor and (3) does not seek any relief against the Indemnitee for which the Indemnitor is responsible other than the payment of money damages.

(e) In no event will the Indemnitor be liable to any Indemnitee for any special, consequential, indirect, collateral, incidental or punitive damages, however caused and on any theory of liability arising in any way out of this Agreement, whether or not such Indemnitor was advised of the possibility of any such damages; provided that the foregoing limitations shall not limit a Party’s indemnification obligations for any Losses incurred by an Indemnitee as a result of the assertion of a Third Party Claim.

(f) The Indemnitor and the Indemnitee shall use commercially reasonable efforts to avoid production of confidential information, and to cause all communications among employees, counsel and others representing any Party with respect to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privilege.

(g) The Indemnitor shall pay all amounts payable pursuant to this Section 4.1 by wire transfer of immediately available funds, promptly following receipt from an Indemnitee of a bill, together with all accompanying reasonably detailed backup documentation, for any Losses that are the subject of indemnification hereunder, unless the Indemnitor in good faith disputes the amount of such Losses or whether such Losses are covered by the Indemnitor’s indemnification obligation in which event the Indemnitor shall promptly so notify the Indemnitee. In any event, the Indemnitor shall pay to the Indemnitee, by wire transfer of immediately available funds, the amount of any Losses for which it is liable hereunder no later than three (3) days following any final determination of the amount of such Losses and the Indemnitor’s liability therefor. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing or (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment.

(h) If the indemnification provided for in this Section 4.1 shall, for any reason, be unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses for which it is entitled to indemnification hereunder, then the Indemnitor shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses, in such proportion as shall be appropriate to reflect the relative benefits received by and the relative fault of the Indemnitor on the one hand and the Indemnitee on the other hand with respect to the matter giving rise to such Losses.

(i) Spinco shall use its best efforts to mitigate any Taxes for which Parent is liable pursuant to Section 4.1(b)(iv) to the extent such Taxes are (i) Transaction Taxes or (ii) other Taxes imposed on or by reason of the Transactions or the failure of the Transactions to qualify for the Tax-Free Status of the Transactions.

(j) The remedies provided in this Section 4.1 shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against an Indemnitor, subject to Section 4.1(e).

(k) The rights and obligations of the Parent Indemnified Parties and the Spinco Indemnified Parties under this Section 4.1 shall survive the Spin-Off.

(l) To the fullest extent permitted by applicable law, the Indemnitor will indemnify the Indemnitee against any and all reasonable fees, costs and expenses (including attorneys’ fees), incurred in connection with the enforcement of his, her or its rights under this Section 4.1.

4.2 Mutual Release of Certain Liabilities.

(a) Except as provided in Section 4.2(d), effective as of the Distribution Date, Spinco does hereby, on behalf of itself and its Subsidiaries, release and forever discharge each Parent Indemnified Party, from any and all of the Spinco Assumed Liabilities.

(b) Except as provided in Section 4.2(d), effective as of the Distribution Date, Parent does hereby, on behalf of itself and its Subsidiaries, release and forever discharge each Spinco Indemnified Party from any and all of the Parent Retained Liabilities.

(c) The Parties expressly understand and acknowledge that it is possible that unknown losses or claims exist or might come to exist or that present losses may have been underestimated in amount, severity, or both.

(d) For avoidance of doubt, nothing contained in Section 4.2(a) or Section 4.2(b) shall impair any right of any Person to enforce this Agreement, the Restructuring Agreements or any Other Agreement or any agreements, arrangements, commitments or understandings that are specified in, or contemplated to continue pursuant to, this Agreement, the Restructuring Agreements or any Other Agreement. Without limiting the foregoing, nothing contained in Section 4.2(a) or Section 4.2(b) shall release any Person from:

(i) any Liability that such Person may have with respect to indemnification or contribution pursuant to this Agreement, the Restructuring Agreements or any Other Agreement for claims brought by third Persons, which Liability shall be governed by the provisions of this Article IV and, if applicable, the appropriate provisions of such agreements;

(ii) any unpaid accounts payable or receivable arising from or relating to the sale, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the Ordinary Course of Business by the Parent Entities from the Spinco Entities, or by the Spinco Entities from the Parent Entities; or

(iii) any Liability the release of which would result in the release of any Person other than an Indemnitee; provided that the Parties agree not to bring suit, or permit any of their Subsidiaries to bring suit, against any Indemnitee with respect to such Liability.

(e) Spinco shall not make, and shall not permit any of its Subsidiaries to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or indemnification, against any Parent Indemnified Party with respect to any Liabilities released pursuant to Section 4.2(a). Parent shall not make, and shall not permit any of its Subsidiaries to make, any claim or demand, or commence any action asserting any claim or demand, including any claim of contribution or any indemnification, against any Spinco Indemnified Party with respect to any Liabilities released pursuant to Section 4.2(b).

4.3 Specific Performance. Each Party hereby acknowledges that the benefits to the other Party of the performance by such Party of its obligations under this Agreement are unique and that the other Party is willing to enter into this Agreement only in reliance that such Party will perform such obligations, and agrees that monetary damages may not afford an adequate remedy for any failure by such Party to perform any of such obligations. Accordingly, subject to Section 2.1(a) and Article VII hereof, each Party hereby agrees that the other Party will have the right to enforce the specific performance of such Party’s obligations hereunder and irrevocably waives any requirement for securing or posting of any bond or other undertaking in connection with the obtaining by the other Party of any injunctive or other equitable relief to enforce their rights hereunder.

4.4 Access to Information.

(a) Each Party will provide to the other Party, at any time before or after the Distribution Date, upon written request and promptly after the request therefor (subject in all cases, to any bona fide concerns of attorney-client or work-product privilege that any Party may reasonably have and any restrictions contained in any agreements or contracts to which any Party or its Subsidiaries is a party (it being understood that each of Parent and Spinco will use its reasonable best efforts to provide any such information in a manner that does not result in a violation of a privilege)), any information in its possession or under its control that the requesting Party reasonably needs (i) to comply with reporting, filing or other requirements imposed on the requesting Party by a foreign or U.S. federal, state or local judicial, regulatory or administrative authority having jurisdiction over the requesting Party or its Subsidiaries, (ii) to enable the requesting Party to institute or defend against any action, suit or proceeding in any foreign or U.S. federal, state or local court, (iii) to enable the requesting Party to implement the transactions contemplated hereby, including but not limited to performing its obligations under this Agreement, the Restructuring Agreements and the Other Agreements, and (iv) any information in its possession or under its control that reasonably relates to the business, Assets or Liabilities of the other Party.

(b) Any information belonging to a Party that is provided to another Party pursuant to Section 4.4(a) will remain the property of the providing Party. The Parties agree to cooperate in good faith to take all reasonable efforts to maintain any legal privilege that may attach to any information delivered pursuant to this Section 4.4 or which otherwise comes into the receiving Party’s possession and control pursuant to this Agreement. Nothing contained in this Agreement will be construed as granting or conferring license or other rights in any such information.

(c) The Party requesting any information under this Section 4.4 will reimburse the providing Party for the reasonable out of pocket costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting Party.

(d) No Party will have any Liability to any other Party if any information exchanged or provided pursuant to this Agreement (whether exchanged pursuant to this Section 4.4 or otherwise) is found to be inaccurate, absent willful misconduct, intentional misrepresentation or fraud by the Party providing such information.

4.5 Financial Information Certifications.

(a) In order to enable the principal executive officer or officers, principal financial officer or officers and controller or controllers of each Party to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002, within thirty (30) days following the end of any fiscal quarter during which Spinco was a Subsidiary of Parent, and within thirty-five (35) days following the end of any fiscal year during which Spinco was a Subsidiary of Parent, the other Party shall provide a certification statement with respect to testing of internal controls for corporate and shared services processes and other accounting disclosure matters to be reasonably and mutually agreed upon, for such quarter, year or portion thereof to those certifying officers and employees, which certification shall be in substantially the same form as has been provided by officers or employees in certifications delivered prior to the Distribution Date (provided that such certification shall be made by the relevant Party rather than individual officers or employees), or as otherwise agreed upon between the Parties.

(b) Notwithstanding Section 4.5(a), in connection with the audit of Parent’s financial statements for the year ended December 31, 2015 as it relates to the period during which Spinco was a Subsidiary of Parent, Spinco agrees to cooperate with Parent and its accounting firm and timely provide, and/or provide access to, any reasonably requested information, records and employees so as to enable Parent and its accounting firm to complete by December 31, 2015 the audit processes and procedures related to the discontinued operations for the [    ]-month period ended [            ], 2015.

4.6 Confidentiality. Each Party will keep confidential for five years following the Distribution Date (or for three years following disclosure to such Party, whichever is longer) except to the extent any Proprietary Information constitutes a trade secret, in which case the confidentiality obligations contained herein shall continue in effect indefinitely to the extent permitted by applicable law, and will use commercially reasonable efforts to cause its officers, directors, members, employees, Affiliates and agents to keep confidential during such period, all Proprietary Information of the other Party, in each case to the extent permitted by applicable law.

(a) “Proprietary Information” means any proprietary ideas, plans and information, including information of a technological or business nature, of a Party (in this context, the “Disclosing Party”) (including all trade secrets, intellectual property, data, summaries, reports or mailing lists, in whatever form or medium whatsoever, including oral communications, and however produced or reproduced), that is marked proprietary or confidential, or that bears a marking of like import, or that the Disclosing Party states is to be considered proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances of its disclosure. Without limiting the foregoing, all information of the types referred to in the immediately preceding sentence to the extent used by Spinco or the Spinco Business or which constitute Spinco Assets on or prior to the Distribution Date will constitute Proprietary Information of Spinco for purposes of this Section 4.6.

(b) Anything contained herein to the contrary notwithstanding, information of a Disclosing Party will not constitute Proprietary Information (and the other Party (in this context, the “Receiving Party”) will have no obligation of confidentiality with respect thereto), to the extent such information: (i) is in the public domain other than as a result of disclosure made in breach of this Agreement or breach of any other agreement relating to confidentiality between the Disclosing Party and the Receiving Party; (ii) was lawfully acquired by the Disclosing Party from a third party not bound by a confidentiality obligation; (iii) is approved for release by prior written authorization of the Disclosing Party; or (iv) is disclosed in order to comply with a judicial order issued by a court of competent jurisdiction, or to comply with the laws or regulations of any governmental authority having jurisdiction over the Receiving Party, in which event the Receiving Party will give prior written notice to the Disclosing Party of such disclosure as soon as or to the extent practicable and will cooperate with the Disclosing Party in using reasonable efforts to disclose the least amount of such information required and to obtain an appropriate protective order or equivalent, and provided that the information will continue to be Proprietary Information to the extent it is covered by a protective order or equivalent or is not so disclosed.

4.7 Notices Regarding Transferred Assets. Any transferor of an Asset or Liability in the Restructuring that receives a notice or other communication from any third party, or that otherwise becomes aware of any fact or circumstance, after the Restructuring, relating to such Asset or Liability, will use commercially reasonable efforts to promptly forward the notice or other communication to the transferee thereof or give notice to such transferee of such fact or circumstance of which it has become aware. The Parties will cause their respective Subsidiaries to comply with this Section 4.7.

4.8 Limitation of Liability. EXCEPT TO THE EXTENT SPECIFICALLY PROVIDED IN THIS AGREEMENT, THE RESTRUCTURING AGREEMENTS OR THE OTHER AGREEMENTS, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES (INCLUDING IN RESPECT OF LOST PROFITS OR REVENUES), HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF ANY PROVISION OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

4.9 Settlement of Intercompany Accounts. The Intercompany Accounts will be settled, capitalized, cancelled, assigned or assumed by the relevant Parent Entities or Spinco Entities, as applicable, forty-five (45) days after the Distribution Date, in each case in the manner agreed to by the Parties. With respect to any outstanding checks issued by Parent Entities, Spinco Entities, or any of their respective Subsidiaries prior to the Distribution Date, such outstanding checks shall be honored following the Distribution Date by the entity owning the account on which the check is drawn. As between Parent Entities and Spinco Entities, all payments and reimbursements received after the Distribution Date by either Party (or any of its Subsidiaries) in respect or satisfaction of a business, Asset or Liability of the other Party (or any of its Subsidiaries), shall be held by such Party in trust for the use and benefit of the Party entitled thereto and, as promptly as commercially practicable or as otherwise agreed between the Parties, upon receipt by such Party of any such payment or reimbursement, such Party shall pay over, or shall cause its applicable Subsidiary to pay over, to the other Party the amount of such payment or reimbursement.

4.10 Restrictions Relating to the Distribution.

(a) General. Neither Parent nor Spinco shall, nor shall Parent or Spinco permit, any Parent Entity or any Spinco Entity, respectively, to take or fail to take, as applicable, any action that constitutes a Disqualifying Action described in the definitions of Parent Disqualifying Action and Spinco Disqualifying Action, respectively.

(b) Restrictions. Prior to the first day following the second anniversary of the Distribution (the “Restriction Period”), Spinco:

(i) shall continue and cause to be continued the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations) of the Spinco Business, taking into account Section 355(b)(3) of the Code;

(ii) shall not voluntarily dissolve or liquidate (including any action that is a liquidation for federal income Tax purposes);

(iii) shall not (A) enter into any Proposed Acquisition Transaction or, to the extent Spinco has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (B) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48 and Revenue Procedure 2013-32), (C) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (D) merge or consolidate with any other Person, or (E) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Tax Materials) which in the aggregate (and taking into account any other transactions described in this Section 4.10(b)(iii)) would be reasonably likely to have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in Spinco or otherwise jeopardize the Tax-Free Status of the Transactions; and

(iv) shall not, and shall not permit Spinco or any Spinco Entity, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for federal income Tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than 30% of the consolidated gross assets of Spinco or the Spinco Entities. The foregoing sentence shall not apply to (A) sales, transfers, or dispositions of assets in the Ordinary Course of Business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (C) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income Tax purposes, or (D) any mandatory or optional repayment (or pre-payment) of any indebtedness of Spinco or any Spinco Entity. The percentages of gross assets or consolidated gross assets of Spinco or the Spinco Entities sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Spinco and the Spinco Entities as of the Distribution Date. For purposes of this Section 4.10(b)(iv), a merger of Spinco or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of Spinco shall constitute a disposition of all of the assets of Spinco or such Subsidiary.

(c) Notwithstanding the restrictions imposed by Section 4.10(b), during the Restriction Period, Spinco may proceed with any of the actions or transactions described therein, if (i) Spinco shall have provided to Parent an Unqualified Tax Opinion in form and substance reasonably satisfactory to Parent, or (ii) Parent shall have waived in writing the requirement to obtain such opinion. In determining whether such opinion is satisfactory, Parent shall exercise its discretion, in good faith, solely to preserve the Tax-Free Status of the Transactions and may consider, among other factors, the appropriateness of any underlying assumptions or representations used as a basis for the ruling or opinion and the views on the substantive merits.

(d) Certain Issuances of Capital Stock. If Spinco proposes to enter into any Section 4.10(d) Acquisition Transaction or, to the extent Spinco has the right to prohibit any Section 4.10(d) Acquisition Transaction, proposes to permit any Section 4.10(d) Acquisition Transaction to occur, in each case, during the Restriction Period, Spinco shall provide Parent no later than ten (10) days following the signing of any written agreement with respect to any Section 4.10(d) Acquisition Transaction, with a written description of such transaction (including the type and amount of Spinco capital stock to be issued in such transaction).

(e) Tax Reporting. Each of Parent and Spinco covenants and agrees that it will not take, and will cause its respective Affiliates to refrain from taking, any position on any income Tax Return that is inconsistent with the Tax-Free Status of the Transactions. Parent and Spinco shall cooperate as each requests of the other in preparing, executing and filing all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of applicable Law with respect to the Transactions and all Tax periods to which the Transactions relate, and shall cooperate in good faith in responding to and otherwise handling any audit, contest, Tax Controversy or other proceeding with respect to Taxes (including unclaimed or escheatable property) Transactions and all Tax periods to which the Transactions relate, including, without limitation, by promptly providing such party with all notices and other information received from the applicable taxing authority and not entering into any settlement or otherwise taking any material action with respect to such audit, contest or other proceeding without the prior written consent of such party, not to be unreasonably withheld, conditioned or delayed.

ARTICLE V

CLOSING

5.1 Closing. Unless this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VII, and subject to the satisfaction or waiver of all conditions set forth in Sections 2.2 and 5.2 (or the waiver of such conditions), the closing of the Distribution (the “Closing”) will take place at the offices of Parent, at 833 West South Boulder Road, Louisville, CO, 80027, at a mutually acceptable time and date.

5.2 Conditions to Closing.

(a) The obligations of the Parties to complete the transactions provided for herein are conditioned upon the satisfaction or, if applicable, waiver of the conditions set forth in Section 2.2.

(b) The performance by each Party of its obligations hereunder is further conditioned upon:

(i) the performance in all material respects by the other Party of its covenants and agreements contained herein to the extent such are required to be performed at or prior to the Distribution Date; and

(ii) the representations and warranties of the other Party being true and complete in all material respects as of the Closing with the same force and effect as if made at and as of the Closing.

5.3 Deliveries at Closing.

(a) Parent. On or prior to the Closing, Parent will deliver or cause to be delivered to Spinco:

(i) the Transitional Operating Agreement duly executed by an authorized officer of Parent;

(ii) the Content License Agreement duly executed by an authorized officer of Parent;

(iii) the Trademark License Agreement duly executed by an authorized officer of Parent;

(iv) a secretary’s certificate certifying that the Parent Board has authorized the execution, delivery and performance by Parent of this Agreement, the Restructuring Agreements and the Other Agreements, which authorization will be in full force and effect at and as of the Closing; and

(v) such other documents and instruments as Spinco may reasonably request.

(b) Spinco. On or prior to the Closing, Spinco will deliver or cause to be delivered to Parent:

(i) the Transitional Operating Agreement duly executed by an authorized officer of Spinco;

(ii) the Content License Agreement duly executed by an authorized officer of Spinco;

(iii) the Trademark License Agreement duly executed by an authorized officer of Spinco;

(iv) a secretary’s certificate certifying that the Spinco Board has authorized the execution, delivery and performance by Spinco of this Agreement, the Restructuring Agreements and the Other Agreements, which authorizations will be in full force and effect at and as of the Closing; and

(v) such other documents and instruments as Parent may reasonably request.

ARTICLE VI

INSURANCE MATTERS

6.1 D&O Policies.

(a) Parent shall cause each Insurance Policy with respect to those Persons who are currently covered by Parent’s, or its Subsidiaries’, existing directors and officers Insurance Policies (the “Existing D&O Policies”) to be renewed as of the Distribution Date on substantially similar terms as the Existing D&O Policies, but with an exclusion for claims that arise out of, or are [primarily] related to, the Spinco Assets, serving as a director or officer of Spinco or its Subsidiaries, or the operation of the Spinco Business.

(b) Spinco shall cause directors and officers Insurance Policies to be put in place as of the Distribution Date for the benefit of directors and officers of Spinco or its Subsidiaries (it being understood that Spinco shall be responsible for all premiums, costs and fees associated with such policies).

(c) For the six-year period commencing immediately after the Distribution Date, Parent shall maintain in effect prepaid run-off tail coverage (the “Run-Off Policy”) for claims that arise out of, or are [primarily] related to, the Spinco Assets, serving as a director or officer of Spinco or its Subsidiaries, or the operation of the Spinco Business prior to the Distribution Date, with respect to those Persons who are currently covered by the Existing D&O Policies, on terms and at limits no less favorable than the coverage currently provided under such policies. All premiums and commissions due with respect to the Run-Off Policy shall be paid by Spinco.

6.2 Pre-Distribution Claims.

(a) For any claim asserted against Spinco or its Subsidiaries after the Distribution Date arising out of a Loss or occurrence taking place prior to the Distribution Date (“Pre-Distribution Claim”), Spinco or its applicable Subsidiary may access coverage under any of the Insurance Policies under which the Parent Entities are insured and Parent shall cooperate with Spinco or its applicable Subsidiary in connection with the tendering of such claims.

(b) In the event that a Pre-Distribution Claim relates to the same occurrence for which the Parent Entities are seeking coverage under an Insurance Policy, and the limits under the applicable Insurance Policy are not sufficient to fund all covered claims of the Parent Entities and of the Spinco Entities, amounts due under such Insurance Policy shall be paid to the respective entities in proportion to the amounts which otherwise would be due were the limits of liability infinite.

(c) After the Distribution Date, any third party administrator fees and deposits related to claims made under any Insurance Policy shall be paid in accordance with the protocol historically used prior to the Distribution Date.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be amended, modified, supplemented or abandoned at any time prior to the Distribution Date by and in the sole and absolute discretion of Parent without the approval of Spinco. For the avoidance of doubt, from and after the Distribution Date, this Agreement may not be terminated (or any provision hereof modified, amended or waived) without the written agreement of each Party.

7.2 Effect of Termination. In the event of any termination of this Agreement in accordance with Section 7.1, this Agreement will immediately become void and the Parties will have no Liability whatsoever to each other with respect to the transactions contemplated hereby.

ARTICLE VIII

MISCELLANEOUS

8.1 Definitions. For purposes of this Agreement, the following terms have the corresponding meanings:

“Action” means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other governmental authority or any arbitrator or arbitration panel.

“Affiliates” means with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person; provided that, for any purpose hereunder, in each case both before and after the Distribution Date, none of the following shall be deemed to be Affiliates of each other: (a) Parent taken together with its Subsidiaries and any of their respective Investees, and (b) Spinco taken together with its Subsidiaries and any of their respective Investees.

“Assets” means assets, properties, interests and rights (including goodwill), wherever located, whether real, personal or mixed, tangible or intangible, movable or immovable, in each case whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Assignment Agreement” means the Assignment of SVOD Rights in AV Works Owned by Gaiam Brand, substantially in the form attached hereto as Exhibit B.

“CBCA” means the Colorado Business Corporation Act, as in effect from time to time, or any successor statute.

“Content License Agreement” means the Sub-License Agreement for SVOD Rights to be entered into between Parent and Spinco, substantially in the form attached hereto as Exhibit C.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership, membership, limited liability company, or other ownership interests, by contract or otherwise and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Disqualifying Action” means a Parent Disqualifying Action or a Spinco Disqualifying Action.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Section 355(d) and (e) of the Code.

“GAAP” means generally accepted United States accounting principles, applied on a basis consistent.

“Governmental Authorization” means any authorization, approval, consent, license, certificate or permit issued, granted, or otherwise made available under the authority of any court, governmental or regulatory authority, agency, stock exchange, commission or body.

“Insurance Policy” means any insurance policies and insurance contracts, including, without limitation, general liability, property and casualty, workers’ compensation, automobile, marine, directors & officers liability, errors and omissions, employee dishonesty and fiduciary liability policies, whether, in each case, in the nature of primary, excess, umbrella or self-insurance overage, together with all rights, benefits and privileges thereunder.

“Intercompany Account” means any receivable, payable or loan between Parent, on the one hand and Spinco, on the other hand, that exists prior to the Distribution Date and is reflected in the records of the Parties, except for any such receivable, payable or loan that arises pursuant to this Agreement, the Restructuring Agreements or the Other Agreements.

“Investee” of any Person means any Person in which such first Person owns or controls an equity or voting interest.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law).

“Lease Agreement” means the lease agreement to be entered into between Parent and Spinco, substantially in the form attached hereto as Exhibit D.

“Liabilities” means any and all debts, liabilities, commitments and obligations (including trade accounts payable), whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, and whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Losses” means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), whether in connection with a Third-Party Claim or otherwise.

“Order” means any order, injunction, judgment, decree or ruling of any court, governmental or regulatory authority, agency, commission or body.

“Ordinary Course of Business” when used with respect to an action taken by a Person, means: an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b) such action is not required to be authorized by the board of directors of such Person and is not required to be specifically authorized by the parent company (if any) of such Person; and

(c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Parent Articles” means the Amended and Restated Articles of Incorporation of Parent, as in effect immediately prior to the Distribution Date.

“Parent Board” means the Board of Directors of Parent or a duly authorized committee thereof.

“Parent Disqualifying Action” means (a) any action (or the failure to take any action) within its control by Parent or any Parent Entity (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions), (b) any event (or series of events) within the control of Parent or any Parent entity involving the capital stock of Parent, any assets of Parent or any assets of any Parent Entity, or (c) any breach by Parent or any Parent Entity of any representation, warranty or covenant made by them in this Agreement, in each case, that causes or is reasonably expected to cause the Tax-Free Status of the Transactions to be lost; provided, however, the term “Parent Disqualifying Action” shall not include any action described in or contemplated by the Transaction Documents or that is undertaken pursuant to the Transactions, in each case, to the extent such action does not constitute a breach by Parent or any Parent Entity of any representation, warranty or covenant made by them in the Transaction Documents.

“Parent Entity” or “Parent Entities” means and includes each of Parent and its Subsidiaries (other than the Spinco Entities), after giving effect to the Restructuring.

“Parent Incentive Plan” means the 2009 Long-Term Incentive Plan as adopted by and amended from time to time by Parent.

“Parent Taxes” any Taxes of Parent or any Subsidiary (or former Subsidiary) of Parent for any Pre-Closing Period and including any and all Taxes relating to the Restructuring; provided, however, “Parent Taxes” shall not include any Spinco Taxes.

“Person” means any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Distribution Date.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated under Section 355(e), to enter into a transaction or series of transactions), whether such transaction is supported by Spinco management or shareholders, is a hostile acquisition, or otherwise, as a result of which Spinco would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from Spinco and/or one or more holders of outstanding shares of Spinco capital stock, as the case may be, a number of shares of Spinco capital stock that would, when combined with any other direct or indirect changes in ownership of Spinco capital stock pertinent for purposes of Section 355(e) of the Code, comprise 40% or more of (a) the value of all outstanding shares of stock of Spinco as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of Spinco as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a “Proposed Acquisition Transaction” shall not include (i) the adoption by Spinco of a shareholder rights plan or (ii) issuances by Spinco that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition, and the application thereof, is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Section 4.10(d) Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 25% instead of 40%.

“Securities Act” means the Securities Act of 1933, as amended, together with all rules and regulations promulgated thereunder.

“Spinco Articles” means the Amended and Restated Articles of Incorporation of Spinco to be filed with the Colorado Secretary of State immediately prior to the Distribution Date.

“Spinco Board” means the Board of Directors of Spinco or a duly authorized committee thereof.

“Spinco Contract” means any agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding, to which Spinco is a party at the Distribution Date or becomes a party after the Distribution Date, or which is otherwise assigned to and assumed by Spinco in connection with the transactions contemplated herein.

“Spinco Disqualifying Action” means (a) any action (or the failure to take any action) within its control by Spinco or any Spinco Entity (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions), (b) any event (or series of events) within the control of Spinco or any Spinco entity after the Distribution Date involving the capital stock of Spinco, any assets of Spinco or any assets of any Spinco Entity, or (c) any breach by Spinco or any Spinco Entity of any representation, warranty or covenant made by them in this Agreement that, in each case, causes or is reasonably expected to cause the Tax-Free Status of the Transactions to be lost; provided, however, that the term “Spinco Disqualifying Action” shall not include any action described in or contemplated by the Transaction Documents or that is undertaken pursuant to the Transactions, in each case, to the extent such action does not constitute a breach by Spinco or any Spinco Entity of any representation, warranty or covenant made by them in the Transaction Documents.

“Spinco Entity” or “Spinco Entities” means and includes each of Spinco and its Subsidiaries, after giving effect to the Restructuring.

“Spinco Taxes” means, without duplication, (i) any Taxes attributable to, or arising with respect to, assets or activities of the Spinco Business (excluding any Transaction Taxes), and (ii) any Taxes attributable to a Spinco Disqualifying Action. For the avoidance of doubt, Spinco Taxes shall not include any Taxes attributable to a Parent Disqualifying Action.

“Straddle Period” means any taxable period that begins on or before and ends after the Distribution Date.

“Subsidiary” when used with respect to any Person, means: (a)(i) a corporation a majority in voting power of whose share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance; (ii) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (A) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (B) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company; or (iii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has or have (A) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (B) in the absence of such a governing body, at least a majority ownership interest; or (b) any other Person of which an aggregate of 50% or more of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. For purposes of this Agreement, both prior to and after the Distribution Date, none of Spinco and its Subsidiaries shall be deemed to be Subsidiaries of Parent or any of its Subsidiaries.

“Tax” means (a) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any U.S. federal, state or local or foreign governmental authority, including, but not limited to, net income, gross income, gross receipts, excise, real property, personal property, sales, use, service, service use, license, lease, capital stock, transfer, recording, franchise, business organization, occupation, premium, environmental, windfall profits, profits, customs, duties, payroll, wage, withholding, social security, employment, unemployment, insurance, severance, workers compensation, stamp, alternative minimum, estimated, value added, ad valorem, escheat, and other taxes, charges, fees, duties, levies, imposts, or other similar assessments, (b) any interest, penalties or additions attributable thereto and (c) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of assumption, transferee or successor liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law).

“Tax Controversies” means any Tax audits, Tax disputes or administrative, judicial or other proceedings with respect to the Taxes in connection with the Transactions or any Tax period to which the Transactions relate.

“Tax Materials” means (i) the Distribution Tax Opinion, (ii) the representation letter from Spinco and Parent addressed to Counsel supporting the Distribution Tax Opinion, and (iii) any other materials delivered or deliverable by Spinco or Parent in connection with the rendering by Counsel of the Distribution Tax Opinion.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax and any amended Tax return or claim for refund.

“Tax-Free Status” means that (i) the Restructuring and the Spin-Off will qualify under Sections 355 and 368(a)(1)(D) of the Code; (ii) no gain or loss will be recognized by Parent upon the distribution of Spinco Common Stock under Sections 355(c)(1) and 361(c) of the Code; and (iii) except for cash received in lieu of fractional shares, if any, no gain or loss will be recognized by, and no amount will be included in the income of, holders of Parent Common Stock upon receipt of the Spinco Common Stock in the Spin-Off under Section 355(a)(1) of the Code.

“Trademark License Agreement” means the Trademark and Domain Name License Agreement to be entered into between Parent and Spinco, substantially in the form attached hereto as Exhibit A.

“Transaction Documents” means this Agreement, the Content License Agreement, the Trademark License Agreement, the Lease Agreement and the Transitional Operating Agreement.

“Transaction Taxes” means any Taxes imposed on or by reason of the Transactions, other than any such Taxes caused by a Disqualifying Action. For the avoidance of doubt, Transaction Taxes include Taxes by reason of deferred intercompany transactions triggered by the Transactions.

“Transactions” means the Restructuring, the Contribution, the Distribution and the other transactions contemplated by the Transaction Documents.

“Transfer Agent” means Corporate Stock Transfer.

“Transitional Operating Agreement” means the Transitional Operating Agreement to be entered into between Parent and Spinco, substantially in the form attached hereto as Exhibit E.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unqualified Tax Opinion” means a “will” opinion, without substantive qualifications, of a nationally recognized law or accounting firm, which firm is reasonably acceptable to Parent, to the effect that a transaction will not affect the Tax-Free Status of the Transactions.

In addition to the foregoing defined terms, the following capitalized terms are defined in the following Sections of this Agreement:

Term	Section
Adjusted Parent Option	Section 2.3(c)(i)
Agreement	Preamble
Awards	Section 2.3(a)
Balance Sheet	Section 3.2
Closing	Section 5.1
Code	Recitals
Contribution	Section 1.2
Counsel	Section 2.2(b)
Disclosing Party	Section 4.6(a)
Distribution	Recitals
Distribution Date	Section 2.1(a)
Distribution Tax Opinion	Section 2.2(b)
Exchange Act	Section 2.2(d)
Existing D&O Policies	Section 6.1(a)
Indemnitee	Section 4.1(d)(i)
Indemnitor	Section 4.1(d)(i)
Interim Balance Sheet	Section 3.2
Other Agreements	Section 3.1(b)
Parent	Preamble
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	Recitals
Parent Common Stock	Recitals
Parent Indemnified Parties	Section 4.1(a)
Parent Restricted Stock	Section 2.3(d)(i)
Parent Retained Assets	Section 1.2(d)
Parent Retained Businesses	Section 1.2(d)
Parent Retained Liabilities	Section 1.2(d)
Party	Preamble
Post-Spin Awards	Section 2.3(f)
Pre-Distribution Claim	Section 6.2(a)
Proprietary Information	Section 4.6(a)
Receiving Party	Section 4.6(b)
Record Date	Section 2.1(a)
Restructuring	Section 1.1(a)
Restructuring Agreements	Section 3.1(b)
Run-Off Policy	Section 6.1(c)
Separable Claims	Section 4.1(d)(ii)
Separate Legal Defenses	Section 4.1(d)(ii)
Spin-Off	Recitals

Term	Section
Spinco	Preamble
Spinco Assets	Section 1.2(d)
Spinco Assumed Liabilities	Section 1.2(d)
Spinco Business	Section 1.2(d)
Spinco Class A Common Stock	Section 2.1(b)
Spinco Class B Common Stock	Section 2.1(b)
Spinco Common Stock	Section 2.1(b)
Spinco Financial Representations	Section 3.2
Spinco Indemnified Parties	Section 4.1(b)
Spinco Restricted Stock	Section 2.3(d)(i)
Third-Party Claim	Section 4.1(d)(i)

8.2 Further Assurances. At any time before or after the Distribution Date, each Party hereto covenants and agrees that it will (or will cause its Subsidiaries to) make, execute, acknowledge and deliver such instruments, agreements, consents, assurances and other documents, and to take all such other commercially reasonable actions, as any other party may reasonably request and as may reasonably be determined to be necessary, proper or appropriate in order to carry out the purposes and intent of this Agreement, and to implement the terms hereof and the transactions described herein.

8.3 No Third-Party Rights. Except for the indemnification rights of the Parent Indemnified Parties and the Spinco Indemnified Parties pursuant to Section 4.1, nothing expressed or referred to in this Agreement is intended or will be construed to give any Person other than the Parties hereto (and where applicable, their Subsidiaries) and their respective successors and assigns any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the Parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their respective successors and assigns.

8.4 Notices. All notices and other communications hereunder shall be in writing and shall be delivered in person, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered in person, or when so received by facsimile or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:

if to any Parent Entity:	Gaiam, Inc. 833 West South Boulder Road Louisville, CO 80027 Facsimile [ ] Attention: John Jackson

if to any Spinco Entity:	Gaia, Inc. 833 West South Boulder Road Louisville, CO 80027 Facsimile [ ] Attention: Paul Tarell

or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

8.5 Entire Agreement. This Agreement (including the Recitals and the Exhibits and Schedules attached hereto) together with the Restructuring Agreements and the Other Agreements embody the entire understanding among the Parties relating to the subject matter hereof and thereof and supersedes and terminates any prior agreements and understandings between the Parties with respect to such subject matter, and no Party to this Agreement shall have any right, responsibility or Liability under any such prior agreement or understanding. Any and all prior correspondence, conversations and memoranda are merged herein and shall be without effect hereon. No promises, covenants or representations of any kind, other than those expressly stated herein, have been made to induce either Party to enter into this Agreement.

8.6 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Except with respect to a merger of a Party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by a Party hereto without the prior written consent of the other Party; provided that the Parties may assign their respective rights, interests, duties, Liabilities and obligations under this Agreement to any of their respective wholly-owned Subsidiaries, but such assignment shall not relieve such Party of its obligations hereunder.

8.7 Costs and Expenses. Except as otherwise specifically provided in this Agreement, the Restructuring Agreements or the Other Agreements, Parent will bear all of the costs and expenses related to the Restructuring and Distribution incurred prior to the Distribution Date. From and after the Distribution Date, costs and expenses related to the Restructuring and Distribution will be shared equally by the Parties.

8.8 Governing Law; Jurisdiction. This Agreement and the legal relations among the Parties hereto will be governed in all respects, including validity, interpretation and effect, by the laws of the State of Colorado applicable to contracts made and performed wholly therein, without giving effect to any choice or conflict of laws provisions or rules that would cause the application of the laws of any other jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in a federal or state court in Colorado. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 8.4 and this Section 8.8, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject matter hereof may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.4 shall be deemed effective service of process on such Party.

8.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.

8.10 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Upon a determination that any provision of this Agreement is prohibited or unenforceable in any jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the provisions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

8.11 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law. Any consent provided under this Agreement must be in writing, signed by the Party against whom enforcement of such consent is sought.

8.12 No Strict Construction; Interpretation.

(a) Parent and Spinco each acknowledge that this Agreement has been prepared jointly by the Parties hereto and shall not be strictly construed against any Party hereto.

(b) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

8.13 Counterparts. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement. The Agreement may be delivered by facsimile transmission of a signed copy thereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

GAIAM, INC.

By:
Name:
Title:

GAIA, INC.

By:
Name:
Title:

[Signature Page to Reorganization Agreement]

Exhibit A

Form of Trademark License Agreement

Exhibit A-1

Exhibit B

Form of Assignment Agreement

Exhibit B-1

Exhibit C

Form of Content License Agreement

Exhibit C-1

Exhibit D

Lease Agreement

Exhibit D-1

Exhibit E

Form of Transitional Operating Agreement

Exhibit E-1

List of Omitted Exhibits and Schedules

The following exhibits and schedules to the Reorganization Agreement, dated as of [            ], 2015, by and between Gaiam, Inc. and Gaia, Inc. have not been provided herein:

EXHIBIT A — Form of Trademark License Agreement

EXHIBIT B — Form of Assignment Agreement

EXHIBIT C — Form of Content License Agreement

EXHIBIT D — Lease Agreement

EXHIBIT E — Form of Transitional Operating Agreement

Schedule A – Spinco Assets and Spinco Assumed Liabilities

The undersigned registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

Omitted Exhibits and Schedules